Exhibit 99.3

IHS Netherlands Holdco B.V. Herikerbergweg 88 1101 CM Amsterdam

To:	Ecobank Nigeria Limited (the “Facility Agent”)
Attention :	Olakunle Lowo

5 August 2024

Unsecured NGN RCF Agreement – Amendment 2

Dear Sirs

1.	Introduction
1.1

We refer to the up to NGN 55,000,000,000 revolving credit facility dated 3 January 2023 between, amongst others, IHS Netherlands Holdco B.V. (“Holdco”), each of IHS (Nigeria) Limited, IHS Towers NG Limited and INT Towers Limited as the borrower, the Facility Agent and each of the financial institutions named therein as original lenders (the “Facility Agreement”).

1.2	Capitalised terms defined in the Facility Agreement shall have the same meaning when used herein unless expressly defined in this letter (the “Letter”).
1.3

The provisions of clause 1.2 (Construction) of the Facility Agreement apply to this Letter as though they were set out in full in this Letter with all necessary consequential changes; and with references in that clause to “this Agreement” being construed as references to this Letter.

2.	Request for Amendment
2.1	In accordance with Clause 37.1 (Required Consents) of the Facility Agreement, Holdco hereby requests the consent of the Majority Lenders to the following amendment to the Facility Agreement:
2.2	Clause 10.1 (b) (ii) (Calculation of Interest) of the Facility Agreement shall be deleted in its entirety and replaced with the following:
“(ii)	is more than 27.0%, the rate of interest for that Loan for that Interest Period shall be deemed to be 27.0%.”
2.3	Clause 22.2(a) (Leverage Ratio) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Leverage Ratio: On each Quarter Date, the Leverage Ratio:

(i)	in respect of any Relevant Period beginning with the Relevant Period ending on 30 June 2024 and up to and including the Relevant Period ending on 31 December 2025, 4.75:1; and
(ii)	in respect of any subsequent Relevant Period, 4.5:1.”
2.4	Clause 22.2(b) (Interest Cover Ratio) of the Facility Agreement shall be deleted in its entirety and replaced with the following:

“Interest Coverage Ratio: On each Quarter Date, the Interest Cover Ratio shall not be less than:

(i)	in respect of any Relevant Period beginning with the Relevant Period ending on 30 June 2024 and up to and including the Relevant Period ending on 31 December 2024, 2.25:1;

(ii)	in respect of any Relevant Period beginning with the Relevant Period ending on 31 March 2025 and up to and including the Relevant Period ending on 31 December 2025, 2.50:1; and
(iii)	in respect of any subsequent Relevant Period, 2.75:1.”
3.	Amendment

With effect from the date of this Letter, the Facility Agent (on behalf of the Lenders) confirms that any Default or Event of Default that would be continuing, were it not for the amendments set out in this Letter, are irrevocably waived.

4.	Miscellaneous
4.1	This Letter is a Finance Document.
4.2	From the date of this Letter, the Facility Agreement and this Letter shall be read and construed as one document.
4.3	Except as otherwise provided in this Letter, the Finance Documents remain in full force and effect.
4.4

Except to the extent amended or waived in this Letter, no amendment or waiver of any provision of any Finance Document is given by the terms of this Letter and the Finance Parties expressly reserve all their rights and remedies in respect of any breach of, or other default under, the Finance Documents.

4.5	A person who is not a party to this Letter has no right under the Contracts (Right of Third Parties) Act 1999 to enforce or to enjoy the benefit of any term of this Letter.
4.6	This Letter may be executed in any number of counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Letter.
5.	Governing law
5.1	This Letter and any non-contractual obligations arising out of or in connection with it are governed by English law.
5.2

Clause 33 (Notices), Clause 38 (Confidential Information) and 43 (Enforcement) of the Facility Agreement shall apply to this Letter, mutatis mutandis, as if references in those provisions of the Facility Agreement to the Facility Agreement and Finance Document shall be construed as references to this Letter.

Please sign and return a copy of this Letter to confirm your agreement to the above.

Yours faithfully

/s/Mohamad Darwish
Name: Mohamad Darwish

Title: Authorised Signatory

For and on behalf of

IHS Netherlands Holdco B.V.

/s/ Royie Harambam
Name: Royie Harambam

Title: Authorised Signatory

For and on behalf of

IHS Netherlands Holdco B.V.

/s/Segun Anjorin
Name: Segun Anjorin

Title: Head, Regional Corporates

For and on behalf of

Ecobank Nigeria Limited as Facility Agent (acting on the instructions of the Majority Lenders)